Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager V-A

Supplement dated August 25, 2025 product notice dated April 30, 2025

The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Personal Retirement Manager Edge. If you purchased this contract between August 24, 2009 and August 16, 2010, this variable annuity was called Leaders Series V-A and was marketed as Leaders Edge Series V.
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.95%*
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.17%

HV-8182